Filed by Tutogen Medical, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-6 under the Securities
Exchange Act of 1934
Subject Company: Regeneration Technologies, Inc.
Commission File No.: 333-148305

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc. and Tutogen Medical, Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to agreements with distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in public filings by Regeneration Technologies and Tutogen on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Regeneration Technologies’ SEC filings may be obtained by contacting Regeneration Technologies or the SEC or by visiting Regeneration Technologies’ Web site at www.rtix.com or the SEC’s Web site at www.sec.gov. Copies of Tutogen’s SEC filings may be obtained by contacting Tutogen or the SEC or by visiting Tutogen’s Web site at www.tutogen.com or the SEC’s Web site at www.sec.gov.

Important Additional Information and Where to Find It

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen have filed a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at RTI’s Web site (http://www.rtix.com) or Tutogen’s Web site (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies, Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, Jr., CFO, Tutogen Medical, Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in Tutogen’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement /prospectus regarding the proposed merger filed with the SEC on January 23, 2008. You may obtain free copies of these documents as described in the preceding paragraph.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following is Tutogen Medical, Inc.’s presentation for the ROTH Growth Stock Conference held on February 19, 2008.

TUTOGEN
TutogenMedical, Inc.

TUTOPLAST® CERTIFIED

TUTOGEN
TutogenMedical, Inc.

Tutogen Medical, Inc. ROTH Growth Stock Conference February 2008 AMEX: TTG

FORWARD LOOKING STATEMENT
This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of
1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving
Regeneration Technologies, Inc and Tutogen Medical, Inc., including potential synergies and cost savings, future financial and operating results, and the combined company's plans and objectives. In addition, except for historical information, any statements made in this communication about anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to agreements with distributors also are forward-looking statements.
Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in public filings by Regeneration Technologies on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Regeneration Technologies' S.E.C.
filings may be obtained by contacting Regeneration Technologies or the S.E.C. or by visiting Regeneration Technologies' Web site at
www.rtix.com or the S.E.C.'s Web site at
www.sec.gov.

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen have filed a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the SEC's
Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at RTI’s website (http://www.rtix.com) or
Tutogen’s website (http://www.tutogen.com).  Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice
President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical Inc.,
13709 Progress Blvd., Box 19, Alachua, FL 32615.
Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Informati on about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in Tutogen’s Annual Report on Form 10K for the fiscal year ended September 30, 2007. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement /prospectus regarding the proposed merger filed with the SEC on January 23, 2008. You may obtain free copies of these documents as described in the preceding paragraph.
MORE INFORMATION

MERGER ANNOUNCEMENT
On November 13, 2007,
Regeneration Technologies, Inc. and
Tutogen Medical, Inc. announced a merger
to create the leading provider
of sterile biologic solutions
for patients around the world,
reaching a broad range of markets
and medical specialties
with a diversified mix of implants
through established distribution channels.

ABOUT THE TRANSACTION
Terms of the deal:
Tax-free, stock-for-stock exchange
Tutogen shareholders will receive 1.22 shares of newly issued RTI common stock in exchange for each share of Tutogen common stock they own
Expect to close in Q1 2008, subject to regulatory and other customary conditions
Pro forma ownership of the combined company*:
~ 55% RTI shareholders
~ 45% TTG shareholders
*Ownership of the company on a diluted basis
56 million shares outstanding

COMBINED LEADERSHIP
Executive Leadership:
Brian Hutchison, Chairman and CEO
Guy Mayer, President
– focused on international activities and sales and marketing
Tom Rose, VP, CFO and Secretary
Bob Johnston, VP Finance
Board of Directors:
Total of 12 directors
– Seven directors from RTI board, including Hutchison
– Five members of Tutogen board, including Mayer

IMPLANT SEGMENTS
Int'l
6%
Spine
43%
Other
26%
Sports
Med
25%
Int'l
28%
Dent.
48%
Spine
10%
Other
14%
Other
6%
Spine
32%
Dental
17%
Int'l
14%
Surgical
Spec
5%
BGS
10%
Sports
Med
16%
+
RTI Tutogen
Combined
Company

TUTOGEN

TutogenMedical, Inc.

TUTOPLAST® CERTIFIED

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8 COMBINED IMPLANT SEGMENTS RTI Tutogen Combined Spine Sports Medicine Bone Graft Substitutes General Orthopedic Other Dental Urology Hernia Ophthalmology Breast Reconstruction ENT International

COMBINED FINANCIAL HIGHLIGHTS
>$30 million in cash at Dec. 31, 2007 and generate positive operating cash flow
Strong balance sheet with very little debt
Accretive to RTI’s 2008 GAAP earnings per share
$5-6MM of identified 2008 cost savings when fully implemented
Significant revenue enhancement opportunities

COMBINED REVENUE
Tutogen and RTI
Revenue Comparison
Calendar Year 2007 vs. 2006
31.4% 32.4% 34.7% 30.8% 27.2% Revenue Growth
$36,172 $9,902 $10,035 $8,743 $7,492 Revenue Growth
$115,346 $30,554 $28,909 $28,343 $2,750 2006
$151,518 $40,456 $38,944 $37,086 $3,502
Combined Revenue:
2007
Total Q4 Q3 Q2 Q1
Calendar Year

Tutogen is a leading worldwide
manufacturer and supplier of sterile
biological implants made from human
(allograft) and animal (xenograft) soft
tissue and bone
The Company is the only biologics
manufacturer worldwide able to claim a 100% sterile full product complement using the Company’s Tutoplast process
Operates in a more than $1 billion market
21% 5-Year Revenue Compound Annual Growth Rate
Strong leading distribution partners: Zimmer Dental, Zimmer Spine,
Davol, Mentor, Coloplast and IOP
Company Overview
$20.7
$30.3
$29.3
$31.9
$37.9
$53.8
$0
$10
$20
$30
$40
$50
$60
2002 2003 2004 2005 2006 2007
Fiscal Year Ending 9/30
Revenue

Tutoplast ® Process Production Flow
DELIPIDIZATION
OSMOTIC TREATMENT
OXIDATIVE TREATMENT
DEHYDRATION
TISSUE DONATION
PRECISION MACHINING
STERILIZATION
INCOMING INSPECTION
PACKAGING
Multi-step Process
Substantially eliminates
all types of pathogens
More than 1.5 million
grafts implanted
With an unblemished
30 year safety record

Advantages of Tutoplast Process
Inactivates and removes bacteria
Removes lipids
Inactivates prion activity
Removes antigenicity
Eliminates viral infectivity by a safety margin of 5 log (100,000 times)
Breaks down RNA and DNA into fragments not capable of replication and disease transmission
Preserves biological and mechanical properties
Meets and exceeds regulatory requirements
Terminally sterilized and packaged in double pouch
Stores at room temperature

TUTOGEN
Tutogen Medical, Inc.
TUTOPLAST® CERTIFIED

U.S. Market Size: $1.25 Billion*
Addressable Markets
Spine, $656
Hernia
$150
Dental, $174
Surgical
Specialty,
$279
Urology
Obstetrics/Gynecology
Breast Reconstruction
Ophthalmology
Ear Nose & Throat (ENT)
*Source: Internal Estimates and Orthopedic Network News, October 2005

TUTOGEN
TutogenMedical, Inc.

TUTOPLAST® CERTIFIED

zimmer
Confidence in your hands
dental

Partnership
– Zimmer Dental, Inc. - subsidiary of Zimmer Holdings (NYSE: ZMH)
– Valued partner since Sept. 2000
– Worldwide
– New Agreement Completed August 2007
Products and Applications
– Puros Block Allograft increases bone volume for surgical ridge augmentation
– Puros Cortical Particulate Allograft provides the necessary bony structure needed to support subsequent dental implants
– Puros Cancellous Particulate Allograft provides complete and effective bone regeneration
– Puros Pericardium for guided bone regeneration in ridge augmentation
– Puros
Dermis
used for vertical and horizontal soft tissue augmentation
Initiatives
– Expansion into International Markets
– New Products – Single Tooth Block, Bovine Pericardium
Markets
– Global market $350 million / U.S. market is $174 million
– Expected to grow 15.3% annually thru 2014
Dental Market

U.S. Quarterly Dental Sales
(Jan. 2002 to December 2007)
Quarterly Dental Sales
$0
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
$7,000
$8,000
Good market growth
–
Puros
Bone at about a 20%
market share
• Strong brand recognition
• Good clinical outcomes
• Zimmer educational
forums
• Support from opinion
leaders
Continued growth
– New Products Released in
Past Year
• Puros Dermis
• Puros Pericardium
– Addition of xenograft
(bovine) pericardium for
U.S. Market – early 2008

TUTOGEN
TutogenMedical, Inc.
TUTOPLAST® CERTIFIED

Aug '06
Sept '06
Oct '06
Nov '06
Dec '06
Jan '07
Feb '07
Mar '07
Apr '07
May '07
Jun '07
Jul '07
Aug '07
Sept '07
Oct '07
Nov '07
Dec '07
Jan '08

17 Dental Accounts Growth – Past 18 Months 0 50 100 150 200 250 300

International Dental Opportunity
Total Market-$180 million
Several regulatory approvals already in place
Exclusive Distributorship in over 30 countries including
Germany-large dental implant market-large potential
Full line of allograft and xenograft products to promote bone growth for dental implants
Zimmer became our stocking Distributor effective August 2007
International Dental Revenues grew by 87% during our 1
st
quarter.

Spine Market
Estimated 2005 U.S. Machined Bone Market
– $321 Million, 18% growth*
Estimated percent of time bone is used in
Spinal fusion procedures
– ALIF – 12%
– Cervical – 68%
– PLIF – 72%
– TLIF – 9%
Current Focus on Machined Bone
– New Products shipped to Zimmer
• Puros C for Cervical procedures
• Puros A for ALIF procedures
•
Puros P for PLIF procedures
Bone Graft Substitute Market
Machined
Bone
49%
Allograft Bone
19%
Demineralized
Bone Matrix
32%
*Source: Orthopedic Network News, October 2005

TUTOGEN
TutogenMedical, Inc.
TUTOPLAST® CERTIFIED

zimmer | spine

Partnership
– Zimmer Spine, Inc. - subsidiary of
Zimmer Holdings (NYSE: ZMH)
– Valued partner since Sept. 2000
– U.S. & Canada
Products and Applications
– Puros Bone for enhancing interbody fusion
• Traditional bone
• Specialty Machined grafts
– Cervical Grafts, ALIF and PLIF
Initiatives
– First new products designed and manufactured in
the U.S. shipped in H2 2006
• Puros C, for cervical applications
• Puros A, new ALIF
• Puros P, new PLIF
– Two to three new products by mid 2008
Markets
– Worldwide market $1,200 million
– U.S. market is $656 million*
– Expected to grow at a 16% CAGR*
Spine Market
*Source: Orthopedic Network News, October 2005

TUTOGEN
TutogenMedical, Inc.
TUTOPLAST® CERTIFIED

DAVOL

Bard® AlloMax® Surgical Graft

Processed human dermal collagen

NEW Partnership
– Davol Inc. – subsidiary of CR Bard, Inc.
(NYSE: BCR)
– Market leader (60%) in estimated
$500 million worldwide market
Products and Applications
– Repair of hernias and reconstruction of the
chest and abdominal walls
– AlloMax-human dermis product
Initiatives
– Training sales force
– Product released in 2
nd
Quarter 2007
– Clinical Case Studies on-going
Markets
– Worldwide market $500 million
– U.S. Market  $150 million
– Expected to grow at a 18% CAGR
Hernia Market

TUTOGEN
Tutogen Medical, Inc.
TUTOPLAST® CERTIFIED

MENTOR

NeoForm™

Breast Reconstruction
NEW Partnership
– Mentor Corporation (NYSE: MNT)
– Market leader in Breast Implants
Applications and Products
– Breast Reconstruction following
Mastectomy
– NeoForm™ Human Dermis
Initiatives
– Training sales force
– Product introduced in 2
nd
Quarter to clinical
sites
– Product launched July 2007
Markets
– Currently a $50 Million market with the
potential of $100 Million

TUTOGEN
Tutogen Medical, Inc.
TUTOPLAST®
CERTIFIED

International Business
Projected Sales Mix, by specialty
Membranes
36%
Orthopaedic
35%
Sports
Medicine
3%
Tissue Service
10%
Dental
16%
Distributor Based Sales
– 60% Membranes / 40% Bone
– 65% Human / 35% Bovine
Strategy Driving Global Agreements
– Davol Hernia Repair Signed January 2006
– Coloplast Agreement in Urology/Gynecology Signed May 2007
– Zimmer Dental Agreement Signed August 2007 - $1.0M initial stocking order Aug 2007
Sales increased 27% in 2007 compared to 2006; 32% for FY1Q 2008 compared to FY1Q
2007

Bovine Initiatives
30%-35% of international sales are bovine products
Tutogen to introduce bovine pericardium product to U.S.
marketplace through Zimmer Dental-January 2008
Tutogen to introduce bovine pericardium product for hernia
repair in U.S. to initial clinical sites over the next 12 months
Coloplast distribution agreement expanded to international
markets to include bovine products
Zimmer Dental distribution agreement expanded to international to include bovine products

TUTOGEN
Tutogen Medical, Inc.
TUTOPLAST® CERTIFIED

Revenues for Years Ended
September 30, 2007 and 2006 (in 000’s)
Years Ended September 30, %
2007 2006 Change
Dental $24,329 $17,616 38%
Spine $5,516 $2,877 92%
Surgical Specialties $8,139 $4,937 65%
Total U.S. Revenues $37,984 $25,430 49%
International Revenues $15,835 $12,517 27%
Total Consolidated Revenues $53,819 $37,947 42%

TUTOGEN
Tutogen Medical, Inc.
TUTOPLAST® CERTIFIED

Revenues for Quarters Ended
December 31, 2007 and 2006 (in 000’s)
Quarters Ended December 31,
%
2007 2006 Change
Dental $6,720 $5,286 27%
Spine $1,150 $1,293 -11%
Surgical Specialties $2,683 $1,554 73%
Total U.S. Revenues $10,553 $8,133 30%
International Revenues $4,402 $3,330 32%
Total Consolidated Revenues $14,955 $11,463 30%

Quarterly Financials
$11.5
$13.0
$14.2
$15.2
$15.0
$0
$2
$4
$6
$8
$10
$12
$14
$16
Dec. '06 Mar. '07 June '07 Sep. '07 Dec. '07
Revenue Net Income
* Includes $1.6million in costs related to the proposed
merger. Excluding these costs, the company would have
generated a $343K profit or a $.02 per share.
$0.4
$0.9
$0.9
-$0.4
-$1.3
Dec. '06 Mar. '07 June '07 Sep. '07 Dec. '07

TUTOGEN
Tutogen Medical, Inc.
TUTOPLAST®
CERTIFIED

Balance Sheet as of December 31, 2007
Cash $11.1M
Accounts Receivable $7.5M
Inventory $19.0M
Other $4.3M
Total Current Assets $41.9M
Total Assets $59.8M
Total Current Liabilities $13.8M
Long Term Debt $3.2M
Other $2.5M
Total Liabilities $19.5M
Total Shareholders'  Equity $40.3M
Total Liabilities &
Shareholders' Equity $59.8M

Tutogen Medical, Inc. ROTH Growth Stock Conference February 2008 AMEX: TTG